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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


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                                  SCHEDULE 13G

             Information statement pursuant to Rule 13d-1 and 13d-2

                                (Amendment No. )(1)


                             ENERGY BIOSYSTEMS CORP.
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                                (Name of issuer)


                                  Common Stock*
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                         (Title of class of securities)


                                    29265L102
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                                 (CUSIP number)


     Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                        (Continued on following page(s))

                               (Page 1 of 3 Pages)




------------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         *We hold securities convertible into Common Stock



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---------------------------------                           --------------------

         CUSIP NO. 29265L102               13G                Page 2 of 3 Pages
---------------------------------                           --------------------

--------- ----------------------------------------------------------------------

   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                                    11-3015963
--------- ----------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                (b) [ ]
                                    Not Applicable
--------- ----------------------------------------------------------------------

   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4
          CITIZENSHIP OR PLACE OF ORGANIZATION
                        New York
---------------------- ------ --------------------------------------------------

      NUMBER OF          5    SOLE VOTING POWER         1,074,785
       SHARES
BENEFICIALLY OWNED BY  ------ --------------------------------------------------
        EACH
     REPORTING           6    SHARED VOTING POWER                   None
    PERSON WITH        ------ --------------------------------------------------

                         7    SOLE DISPOSITIVE POWER     1,074,785

                       ------ --------------------------------------------------

                         8    SHARED DISPOSITIVE POWER              None

--------- ----------------------------------------------------------------------

   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           1,074,785
--------- ----------------------------------------------------------------------
   10
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                               [ ]
                                  Not Applicable
--------- ----------------------------------------------------------------------

   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                8.41%
--------- ----------------------------------------------------------------------
   12
          TYPE OF REPORTING PERSON*
                                  IA
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                         PECKS MANAGEMENT PARTNERS LTD.

                                                              PAGE 3 of 3

Item 1a.          Energy Biosystems Corp.

Item 1b           4200 Research Forest Drive
                  The Woodlands, TX  77381

Item 2a           Pecks Management Partners Ltd

Item 2b           One Rockefeller Plaza, Suite 900
                  New York, NY  10020

Item 2c           New York

Item 2d           Common Stock*
                  We hold securities convertible into common stock

Item 2e           Cusip: 29265L102

Item 3e Investment Adviser Registered under Section 203 of the Investment Advisers Act of 1940

Item 4            a         1,074,785 shares
                  b         8.41%
                  c  (i)    1,074,785
                    (ii)    Not Applicable
                   (iii)    1,074,785
                    (iv)    Not Applicable

Item 5            Not Applicable

Item 6 Shares as to which this schedule is filed are owned by Four investment advisory clients of the person filing this schedule, which clients receive dividends and the proceeds from the sale of such shares. One such client is known to have such interest with respect to more than 5% of the class and such client is named below:

                  General Motors Employees Domestic Group Trust

Items 7-9         Not Applicable

Item 10 "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect."

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth is true, complete and correct.

                                                  July 21, 1997

                                                  /s/ Arthur W. Berry
                                                  ______________________________
                                                  Arthur W. Berry
                                                  Managing Director




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